Exhibit 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
15 October 2009
Sterlite Industries (India) Limited
Announces Copper Expansion Project with 160 MW CPP at Tuticorin India
Sterlite Industries (India) Limited (“SIIL” or the “Company”), a subsidiary of Vedanta Resources plc (“Vedanta”), the London — based FTSE 100 metals and mining group, announces a 400 ktpa brownfield copper smelter expansion project at Tuticorin in India, together with an associated 160 MW (2x 80 MW) captive power plant. The project is expected to be commissioned by mid CY2011.
Post this expansion, the Company will be one of the largest single location custom copper smelters in the world with a total smelting capacity of 800 ktpa. The new smelter will utilise the ISA Smelt technology currently used in the existing smelter at Tuticorin.
The total investment in this project is estimated at around Rs 2,300 crores [equivalent to US$500 million]. The capital investment includes the cost of the smelter, refinery, the captive power facility and other associated facilities such as sulphuric acid plant and phosphoric acid plant. The project will be funded through a mix of debt and internal accruals.
For further information, please contact:

Sumanth Cidambi	sumanth.cidambi@vedanta.co.in
Director — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja	Sheetal.khanduja@vedanta.co.in
Associate General Manager — Investor Relations	Tel: +91 22 6646 1427
Sterlite Industries (India) Limited
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminum, copper, zinc and lead and Power. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminum Company Limited for its aluminum operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters. of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.